

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2014

Via E-mail
Peter Schulhof
President, Secretary and Treasurer
Empirical Ventures, Inc.
40 Lake Bellevue Drive, Suite 100
Bellevue WA 98005

Re: **Empirical Ventures, Inc.**
Preliminary Information Statement on Schedule 14C
Filed on March 26, 2014
File No. 000-52766

Dear Mr. Schulhof:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that you have not previously filed proxy or information statements relating to annual meetings of shareholders nor have you filed current reports on Form 8-K, as addressed below. Furthermore, we note that in February and March 2014, you filed all of your quarterly and annual reports for periods since June 30, 2010. To the extent you have failed to meet your filing requirements by not timely filing your periodic reports and by not remaining current with respect to proxy/information statements or current reports on Form 8-K, it appears that you should revise your information statement to address this non-compliance and discuss any remedial steps you intend to take to address your delinquent filing status.

Facing Page

2.   On the facing page of the information statement and elsewhere, you identify your
        company name as "Go-Page Corporation." However, you disclose on page 23 that the
        corporate name change will not take effect until on or about April 27, 2014. Please revise
        to state the name specified in your charter.

Directors and Executive Officers, page 16

3.   We note that you appointed new directors and officers in 2013 and 2014. However, it
        appears that you have not filed any current reports on Form 8-K with respect to any of the
        appointments. Please refer to Item 5.02 of Form 8-K and advise.

Change in Control, page 23

4.   You state that to the knowledge of management, there are no present arrangements or
        pledges of securities that may result in a change of control. However, you disclose that
        pursuant to the license agreement with Psi-Tech Corporation, you will issue 20,000,000
        post-split shares, which, it appears, will result in a change of control. Please revise your
        disclosure as necessary or advise. We also note that you did not file a current report on
        Form 8-K regarding this material agreement with Psi-Tech Corporation. Please refer to
        Item 1.01 of Form 8-K and advise.

Statement of Additional Information, page 24

5.   We note from your statement on page 9 that you have specifically incorporated by
        reference your Form 10-Q for the quarter ended December 31, 2013 filed on March 24,
        2014. It further appears that you have attempted to incorporate your Form 10-K for the
        fiscal year ended June 30, 2013, as well as the Form10-Q for the quarter ended
        September 30, 2014, filed March 21, 2014, though you have not included language
        specifically incorporating these documents by reference. Please note, however, that you
        may incorporate these documents by reference provided you deliver the incorporated
        information to security holders with the information statement. Refer to Item 13(b)(2)
        and Note E to Schedule 14A, applicable to you via Item 1 of Schedule 14C, and revise
        accordingly.

6.   Advise us of the authority upon which you rely, in the last paragraph, to forward-
        incorporate by reference "[a]ll documents filed by Go-Page Corporation pursuant to
        Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this
        Information Statement…." Alternatively, please revise to remove this paragraph.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ji Kim, Attorney-Advisor, at (202) 551-3579 or, in her absence, the undersigned at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Joseph I. Emas, Esq.